SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2002

OCEAN RIG ASA
OCEAN RIG NORWAY AS
OCEAN RIG 1 AS
OCEAN RIG 2 AS
(Exact name of each Registrant as specified in its Charter)

NOT APPLICABLE
(Translation of Registrants’ names into English)

Haakon VII’s gate 10
P.O. Box 1537
Vika N-01170slo
Norway
011-47-22-04-80-04
(Address of Registrants’ principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    x      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Form 20-F            Form 40-F   x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, each Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

November 20, 2002

OCEAN RIG ASA

By: /s/ KJERSTI STENBERG Kjersti Stenberg VP Accounting and Control

OCEAN RIG NORWAY AS

By: /s/ KJERSTI STENBERG Kjersti Stenberg VP Accounting and Control

OCEAN RIG 1 AS

By: /s/ KJERSTI STENBERG Kjersti Stenberg VP Accounting and Control

OCEAN RIG 2 AS

By: /s/ KJERSTI STENBERG Kjersti Stenberg VP Accounting and Control

OCEAN RIG ASA
AND SUBSIDIARIES

SEC FORM 6-K
OCTOBER 2002

TABLE OF CONTENTS

Exhibit	Description	Pages Numbered
Exhibit I	Quarterly Report for the Period Ending
	September 30, 2002	4-37
Exhibit II	Press Release, dated October 28, 2002
	Eirik Raude Ready to Start Operations	38

Exhibit III	Press Release, dated October 29, 2002
Eirik Raude Receives Certificate of
	Fitness	39
Exhibit IV	Press Release, dated October 31, 2002
	Eirik Raude Status	40
Exhibit V	Press Release, dated November 4, 2002
Eirik Raude Commences Drilling Operations
	For EnCana	41-42

EXHIBIT I

QUARTERLY REPORT
For the period ended September 30, 2002

OCEAN RIG ASA
AND SUBSIDIARIES

Haakon VII’s gate 10
P.O. Box 1537
Vika N-0117 Oslo
Norway
011-47-22-04-80-04

As of September 30, 2002, there were 190,625,555 shares of common stock of Ocean Rig ASA, par value NOK 1 per share, outstanding.

This quarterly report (the “Report”) is being furnished to the registered holders of the 10 1/4 % Senior Secured Notes Due 2008 of Ocean Rig Norway AS, pursuant to Section 4.02 of the Indenture dated as of August 15, 1998, and to the lenders of the Floating Rate Senior Secured Loans Due 2008 of Ocean Rig Norway AS, pursuant to Section 6.01 of the Credit Agreement dated as of May 27, 1998. The Report has been filed on Form 6-K with the United States Securities and Exchange Commission.

OCEAN RIG ASA
AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Number
Financial Statements and Notes:
Consolidated Statements of Operations for the three and nine months ended September 30, 2001 and 2002	6
Consolidated Balance Sheets as of December 31, 2001 and September 30, 2002	7
Consolidated Statements of Cash Flows for the three and nine months ended September 30, 2001 and 2002	8
Notes to Consolidated Financial Statements	9
Management’s Discussion and Analysis of Financial Condition and Results of Operations	29

OCEAN RIG ASA AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS
for the three and nine months ended September 30, 2001 and 2002 (unaudited)

	Three months ended		Nine months ended

	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	2001	2002	2001	2002	2002
	NOK	NOK	NOK	NOK	USD 1)

			(Amounts in thousands except
			Per share information)
Operating revenues:	2,425	148,316	6,636	358,440	48,372
Operating expenses:
Salaries and other personnel expenses	22,043	103,096	69,623	193,299	26,086
Other operating and administrative expenses	103,122	43,370	192,338	254,415	34,334
Depreciation and amortization	320	32,552	2,665	97,501	13,158

Total operating expenses	125,485	179,018	264,626	545,215	73,578

Operating loss	(123,060)	(30,702)	(257,990)	(186,775)	(25,206)

Interest and other financial income	175,888	54,188	96,467	864,044	116,605
Interest and other financial expenses	(15,962)	(169,143)	(113,659)	(474,734)	(64,067)

Net financial income (loss)	159,926	(114,955)	(17,192)	389,310	52,538

Earnings / (Loss) before taxes	36,866	(145,657)	(275,182)	202,535	27,333

Taxes	(20)	(1)	(147)	(17)	(2)
Net loss	36,846	(145,658)	(275,329)	202,518	27,330

Basic earnings / (loss) per share	0.66	(0.76)	(5.47)	1.39	0.19
Diluted earnings / ( loss) per share	0.66	(0.76)	(5.47)	1.32	0.18

1) Translation of amounts from Norwegian Kroner (NOK) into United States dollars (USD) has been made for the convenience of the reader at the noon buying rate on September 30, 2002 of $1.00 = NOK 7.41.

The accompanying notes are an integral part of these consolidated financial statements

OCEAN RIG ASA AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
as of December 31, 2001 and September 30, 2002

	December 31, 2001	Sept. 30, 2002	Sept. 30, 2002
		(unaudited)	(unaudited)
	NOK	NOK	USD 1)

		(Amounts in thousands)
ASSETS
Construction in progress	3,966,497	5,099,468	688,187
Machinery and equipment	3,605,542	3,561,790	480,673
Long term receivables and other assets	131,297	102,379	13,816

Total non-current assets	7,703,336	8,763,637	1,182,677

Current receivables	61,323	125,844	16,983
Restricted cash	253,494	166,900	22,524
Cash and cash equivalents	170,205	88,160	11,897

Total current assets	485,022	380,904	51,404

Total assets	8,188,358	9,144,541	1,234,081

LIABILITIES AND SHAREHOLDERS’ EQUITY
Share capital	1,682,316	190,626	25,726
Other equity	1,120,972	3,893,230	525,402

Total shareholders’ equity	2,803,288	4,083,856	551,128

Pension liabilities	1,088	1,087	147
Convertible loan	1,052,500	1,050,840	141,814
Long-term debt	4,007,109	3,345,116	451,433

Total long-term liabilities	5,060,697	4,397,043	593,393

Short term loan	—	135,880	18,337
Accounts payable	89,552	122,291	16,504
Other current liabilities	234,821	405,471	54,719

Total current liabilities	324,373	663,642	89,560

Total liabilities and shareholders’ equity	8,188,358	9,144,541	1,234,081

1) Translation of amounts from Norwegian Kroner (NOK) into United States dollars (USD) has been made for the convenience of the reader at the noon buying rate on September 30, 2002 of $1.00 = NOK 7.41.

The accompanying notes are an integral part of these consolidated financial statements

OCEAN RIG ASA AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
for the three and nine months ended September 30, 2001 and 2002 (unaudited)

	Three months ended		Nine months ended

	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	2001	2002	2001	2002	2002
	NOK	NOK	NOK	NOK	USD 1)

	(Amounts in thousands)
Cash flow from operating activities:
Net loss	36,846	(145,658)	(275,329)	202,518	27,330
Adjustment to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	13,078	79,943	21,736	226,793	30,606
Net unrealized foreign exchange (gain) / loss	(188,715)	191,512	(8,787)	(488,326)	(65,901)
Change in operating assets and liabilities:
Other current assets	(11,053)	18,398	(15,176)	(64,521)	(8,707)
Accounts payable	(28,083)	44,729	(5,039)	32,739	4,418
Other liabilities	(8,961)	(37,897)	(6,715)	65,526	8,843

Net cash flow (used in) provided by operating activities	(186,888)	151,027	(289,310)	(25,271)	(3,410)

Cash flow from investing activities:
Payments related to building contracts	(380,299)	(507,850)	(1,234,786)	(1,594,545)	(215,188)
Change in restricted cash	(314,160)	11,021	(304,056)	86,594	11,686
Purchase of machinery and equipment	—	(17,133)	—	328,973	44,396
Net change in non-current receivable	(43)	(175)	(2,447)	2,566	346

Net cash flow used in investing activities	(694,502)	(514,137)	(1,541,289)	(1,176,412)	(158,760)

Cash flow from financing activities:
Net proceeds from issuance of common shares	288	11,954	444,711	1,063,131	143,472
Net proceeds from issuance of notes and loans	823,726	288,992	832,726	85,775	11,576

Net cash flow provided by financing activities	833,014	300,946	1,277,437	1,148,906	155,048

Effect of exchange rate changes on cash	(23,164)	7,818	(18,845)	(29,268)	(3,950)

Net increase (decrease) in cash during the period	(71,540)	(54,346)	(572,007)	(82,045)	(11,072)
Cash and cash equivalents at beginning of period	113,251	142,506	613,718	170,205	22,970

Cash and cash equivalents at end of period	41,711	88,160	41,711	88,160	11,897

1) Translation of amounts from Norwegian Kroner (NOK) into United States dollars (USD) has been made for the convenience of the reader at the noon buying rate on September 30, 2002 of $1.00 = NOK 7.41.

The accompanying notes are an integral part of these consolidated financial statements

OCEAN RIG ASA
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     General

In these unaudited interim financial statements, references to the “Company” or “Ocean Rig” are to Ocean Rig ASA as described in Note 1 to the financial statements as of December 31, 2000 and 2001 and for the years ended December 31, 1999, 2000 and 2001.

The unaudited interim financial statements should be read in conjunction with the audited financial statements and notes thereto as of December 31, 2000 and 2001 and for the years ended December 31, 1999, 2000 and 2001, which were included in the Company’s annual report on Form 20-F. The unaudited interim financial statements have been prepared using the same principles as in previous periods as described in Note 1 to such audited financial statements.

The financial information included herein reflects, in the opinion of the Company, all adjustments (which include normally recurring adjustments) necessary to present fairly the financial position, results of operation and cash flows for the periods presented. The results for the interim periods are not necessarily indicative of the results for the entire year.

The financial statements have been prepared in accordance with Norwegian generally accepted accounting principles (“Norwegian GAAP”). Norwegian GAAP differs in certain respects from accounting principles generally accepted in the United States (“US GAAP”). For additional information relating to US GAAP, see Note 13.

The Company maintains its accounting records and prepares its financial statements in Norwegian kroner (“NOK”). Amounts included in the financial statements and notes are stated in thousands of Norwegian kroner (or thousands of U.S. dollars), except where otherwise noted. The U.S. dollar (“USD”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader at the rate of NOK 7.41 per USD 1.00, the closing rate on September 30, 2002. Such translations should not be construed as representations that the NOK amounts represent, or have been or could be converted into, U.S. dollars at that or any other rate.

There were no dividends declared by the Company for the unaudited interim periods presented.

2.     Basic and diluted earnings / loss per share

Basic earnings per share calculations are based on the weighted-average number of common shares outstanding during the period, while diluted earnings per share calculations are calculated using the weighted-average number of common shares and dilutive securities outstanding during each period. The diluted share base for the nine months ended September 30, 2002 includes 8,094,124 shares related to the NOK 669,5 million mandatory convertible loan and the independent subscriptions rights that were issued August 23, 2002.

3.     Long-Term Debt

On May 27, 1998, Ocean Rig Norway AS, which is wholly owned by Ocean Rig ASA, completed an offering of USD 225 million (NOK 1,992 million at historical exchange rate) aggregate principal amount of its 10 1/4% Senior Secured Notes due 2008 (the “Notes”). The Notes are fully and unconditionally guaranteed on a joint and several basis by Ocean Rig ASA, Ocean Rig 1 AS and Ocean Rig 2 AS. The Notes mature on June 1, 2008.

Concurrently with the offering, Ocean Rig Norway AS entered into a floating rate loan credit facility, pursuant to which a syndicate of lenders made floating rate senior secured loans to Ocean Rig Norway at an aggregate principal amount of USD 125 million (NOK 1,107 million at historical exchange rate) (the “1998 Loans”). The 1998 Loans are due on June 1, 2008 and bear interest at a rate of 475 basis points over LIBOR.

The net proceeds of the offering of the Notes, together with the 1998 Loans, have been used primarily to fund the costs of construction of two deepwater semisubmersible drilling rigs owned by the Company (Leiv Eiriksson and Eirik Raude) and pay interest on the Notes and the 1998 Loans.

Certain provisions of the documents governing the Notes and the 1998 Loans were amended in June 2001 pursuant to a consent solicitation in order to enable consummation of the Company’s drilling contract with EnCana (formerly PanCanadian Energy Corp. and PanCanadian Petroleum, Ltd.) for Eirik Raude.

In May 2000, the Company issued convertible bonds totaling NOK 200 million (USD 22.6 million at historical exchange rate). Terms of the bonds include a 5-year maturity, 13% coupon and a conversion price of NOK 22.83 per share (updated as of September 30, 2002). In September/October 2000, the Company issued additional convertible bonds totaling NOK 300 million (USD 33,9 million at historical exchange rates). Terms of these bonds include a 5-year maturity, 11% coupon and a conversion price of NOK 24.45 per share (updated as of September 30, 2002).

In June 2001, Ocean Rig 2 AS, a wholly owned subsidiary of Ocean Rig Norway AS, entered into a floating rate loan credit facility, with Credit Suisse First Boston as agent for the lenders, for an aggregate principal amount of USD 100 million (the “2001 Loans”). The 2001 Loans were incurred in order to refinance a term loan facility entered into in May 1998 with Fortis Bank (formerly MeesPierson N.V.) and Nordea Bank (formerly Christiania Bank og Kreditkasse ASA) for construction and completion of the rigs. There were no funds drawn under the term loan facility.

Under the terms of the 2001 Loans, the lenders thereunder were granted security interests in the same assets having the same priority as had been granted under the term loan facility it refinanced, as well as additional security interests in Rig No. 3. All security interests in Rig No. 3 were released upon the sale of this rig in March 2002 to Noble Drilling. In accordance with the 2001 Loans credit agreement, USD 17.5 million of the proceeds from the sale of Rig No. 3 was deposited into an escrow account over which the lenders were granted security.

On June 21, 2002 the Company gave an irrevocable notice to the lenders of the 2001 Loans that it intended to refinance the 2001 Loans with a take-out credit facility (the “2002 Take-Out Facility”) provided by Fortis Bank (Nederland) N.V. and Nordea Bank Norge ASA. The take-out facility closed on June 28, 2002. The Company is subject to the covenants and other agreements set forth in the executed loan agreement governing this facility, dated November 16, 2001, as amended. Upon closing, the Company repaid the 2001 Loans in full, and all security interests under the 2001 Loans were released. The loan agreement for the takeout facility states that the facility will mature on February 28, 2008, and bear interest at a rate of LIBOR plus the applicable margin, which will range between 1 5/8% per annum and 3% per annum, depending on whether Eirik Raude is under contract, the length of such contract, and minimum cash balances. Under the terms of the loan agreement, until delivery of the rig to EnCana, the Company pays an additional 3% margin on the loan. The loan under the take out facility is secured with substantially the same collateral as that securing the 2001 Loans. One difference is that the $17.5 million received from the proceeds of the sale of Rig No. 3 held in the supplemental collateral account under the 2001 Loans, was escrowed under the takeout facility only until delivery of Eirik Raude under the EnCana drilling contract. Covenants under the takeout facility loan agreement place restrictions on certain corporate activities such as distributions, affiliate transactions and excess cash. The agreement also contains standard events of default, including defaults in the payment of principal or interest, invalidity of security documents, cancellation of insurance in respect of Eirik Raude and bankruptcy. The loan may be prepaid in whole or in part, without penalty or premium, upon 10 banking days’ notice. Interest on the loan is paid quarterly and the loan amortizes semi-annually, with a lump sum payment being due on the maturity date.

On February 15, 2002, the Company entered into a loan agreement with EnCana regarding a short-term revolving credit facility totalling USD 19 million. The loan was initially secured with a mortgage in Rig No. 4. As a condition to the release of the liens on Rig No. 4 upon its sale to Noble Drilling in March 2002, the initial USD 10 million drawn under this facility was repaid in full with part of the proceeds from the sale of Rig No. 4, and the facility was later terminated.

In May / June 2002, the Company issued a zero coupon bond totaling USD 52,9 million with payment to the company of USD 43,1 million resulting in a discount of USD 9,8 million. The loan will be paid back in four separate installments on October 13, 2002, December 13, 2002, March 13, 2003 and May 13, 2003. In August / September 2002 a total of USD 32.6 million of the May 2002 zero coupon loan was converted to a new Zero coupon Mandatory Convertible Bond issued in August 2002 with maturity August 23, 2005.

In August 2002, the Company issued a Mandatory Convertible Bond totaling NOK 669.5 million (USD 88.0 million at historical exchange rates) consisting of NOK 323.9 million (USD 42.6 million at historical exchange rates) in new liquidity and NOK 345.6 (USD 45.5 million at historical exchange rates) that was converted from existing loans to the new loan. The loan is convertible into 191,275,343 shares at a conversion price of NOK 3.50 per share.

Participants in the new loan was given a total of 191,275,323 independent subscription rights, each granting the right to subscribe to one share in Ocean Rig for NOK 1 per share by October 31, 2002.

In August 2002 the Ocean Rig ASA and Ocean Rig 2 AS entered into a deferral agreement with Irving Shipbuiding whereby the payment of certain amounts owing the Halifax Shipyard and its affiliates for the construction and completion of Eirik Raude was deferred until December 31, 2002. Security for these deferred amounts was provided through letters of credit. The deferred amounts were repaid upon delivery of Eirik Raude to EnCana.

In August / September 2002 a total of 59,4 million (USD 7,8 million as historical exchange rates) of the NOK 200 million and NOK 34,8 million (USD 4,6 at historical exchange rates) of the

NOK 300 million convertible bonds were converted to a new Zero coupon Mandatory Convertible Bond issued August 23, 2002 with maturity August 23, 2005.

Restricted Cash

The company holds certain proceeds in cash collateral accounts, as discussed in Note 3. In addition, restricted cash relates to cash pledged as collateral for bank guarantees to the Halifax shipyard, other suppliers and employee withholding tax amounts, as well as amounts escrowed in relation to the sale of Rig No. 3. Until June 28, 2002, funds were also held in certain escrow accounts under the 2001 Loans for the construction of Leiv Eirikkson and Eirik Raude, interest expense and certain fees and other expenses.

Below are restricted cash items at December 31, 2001 and September 30, 2002:

	As of December 31, 2001	As of Sept. 30, 2002	As of Sept. 30, 2002

	NOK	NOK	USD

	(amounts in thousands)
Trust Accounts (Interest Escrow Account, Construction Escrow Account, Supplemental Collateral Account, Take Out Facility Escrow and escrow accounts under Noble Contract)	241,474	139,713	18,855
Pledged as collateral for bank guarantees to shipyards/ suppliers and other restricted cash items	12,029	27,187	3,669

Total restricted cash	253,494	166,900	22,524

4.     Interest and other financial expenses

	Three months ended Sept. 30,		Nine months ended Sept. 30,

	2001	2002	2001	2002

	NOK	NOK	NOK	NOK
	(amounts in	(amounts in	(amounts in	(amounts in
	thousands)	thousands)	thousands)	thousands)
Total interest expense	134,396	139,362	331,836	381,182
Less capitalized interest	(134,396)	(106,118)	(331,836)	(301,488)
Amortization of debt issuance costs	12,758	4,690	19,071	30,369
Foreign exchange losses	—	129,315	84,106	358,028
Other financial expenses	3,204	1,817	10,482	6,644

Interest and other financial expenses	15,962	169,065	113,659	474,734

5.     Debt Issuance Costs

Debt issuance costs of NOK 94.4 million (USD 12.7 million) are included in the consolidated balance sheet as of September 30, 2002 in “Long term receivables and other assets”, and are amortized over the term of the related debt. At December 31, 2001, capitalized debt issuance costs were NOK 120,786 million (USD 16.3 million) of which NOK 31.2 million (USD 4.2 million) related to the issuance of convertible bonds in November/December 2001.

Amortization expenses of NOK 30.4 million (USD 4.1 million) and NOK 19.0 million (USD 2.6 million) are included in “interest and other financial expenses” for the nine months ended September 30, 2002 and 2001, respectively.

6.     Construction-in-progress

Ocean Rig entered into yard contracts for the construction of four baredeck units with Dalian New Shipyard in China, and for the outfitting of Leiv Eirikkson and Eirik Raude with Friede Goldman Offshore, Inc. in the United States. In addition, the Company has entered into contracts for delivery of owner furnished equipment (OFE) for Leiv Eirikkson and Eirik Raude. The Company subsequently also entered into a contract for the completion and winterization of Eirik Raude with Irving Shipbuilding, in Halifax, Nova Scotia. Construction of Leiv Eirikkson was completed in December 2001 and the total construction cost of NOK 3,6 billion (USD 467 millions at historical exchange rates) was transferred to property and equipment. Eirik Raude was moved to the Irving yard from Friede Goldman’s yard in July 2001 and was mechanically completed on June 21, 2002. Eirik Raude was completed and delivered under the drilling contract with EnCana on November 1, 2002. The baredecks for Rig 3 and 4 were sold in March 2002 for a total of USD 43 million to Noble Drilling

Construction-in-progress consists of installments paid on shipyard contracts as well as other costs related to the construction and commissioning of the Company’s rigs. Interest costs are capitalized as part of construction-in-progress. The capitalized amounts are allocated to the rigs as follows:

	Eirik Raude	Rig No. 3	Rig No. 4	Total

	NOK	NOK	NOK	NOK
(Amounts in thousands)
Balance at December 31, 2001 (excluding capitalized interest)	3,051,688	180,581	178,556	3,410,825
Sale of Rigs		(180,581)	(178,556)	(359,137)
Payments related to building contracts 2002 (excluding capitalized interest)	1,210,583			1,210,583

Balance at September 30 2002 (excluding capitalized interest)	4,262,271	0	0	4,262,271

Total capitalized interest (accumulated)	837,197	8,969	10,994	857,160
Sale of Rigs		(8,969)	(10,994)	(19,963)
Balance at September 30, 2002 (including capitalized interest)	5,099,468	0	0	5,099,468

Rigs and drilling equipment

Balance at December 31, 2001	3,602,573

Investments 2002	10,354

Depreciation 2002	(96,342)

Balance at September 30, 2002	3,516,585

7.     Commitments

Ocean Rig 2 AS, Ocean Rig Norway, Ocean Rig 4 AS, EnCana (formerly PanCanadian Energy Corp. and PanCanadian Petroleum, Ltd.) and the Partnership created by EnCana for purposes of the drilling contract arrangement negotiated for Eirik Raude entered into the Transition Agreement in June 2001, pursuant to which EnCana agreed immediately to pay to Ocean Rig 2 AS additional compensation in the amount of USD 10 million in consideration for moving Eirik Raude to Halifax for completion and winterization, in preparation for commencement of the Encana drilling contract. Further, Ocean Rig 2 AS received USD 15 million from EnCana as payment for the winterization of the rig upon its delivery to EnCana on November 1, 2002.

EnCana also agreed, pursuant to a letter agreement entered into concurrently with the Transition Agreement, to pay Ocean Rig an additional USD 8 million (USD 4 million of which was received upon delivery of Eirik Raude to the Halifax Shipyard and USD 4 million of which would be payable upon the satisfaction by Ocean Rig of certain conditions) in connection with Ocean Rig’s providing EnCana with certain services, and the closing of the 2001 Loans. This remaining USD 4 million was paid by EnCana directly to Irving Shipbuilding as payment for a milestone bonus to the Yard in October 2002.

The activities of the Halifax Shipyard of Irving Shipbuilding for the completion of Eirik Raude were regulated by a contract concluded on July 25, 2001 between Ocean Rig 2 AS and Irving Shipbuilding and amended in August 2001, February 2002 and June 2002 (the “Halifax Contract”). Eirik Raude was mechanically completed and delivered to the Company under the Halifax Contract on June 21, 2002. The rig was commissioned and underwent sea trials with support from the Halifax Shipyard under a support services agreement entered into in June 2002, and was fully completed and delivered under the drilling contract with EnCana on November 1, 2002.

Ocean Rig 2 AS and Irving agreed in August 2002 to defer certain payments due under the Halifax Contract and the support services agreement until December 31, 2002, which deferral was guaranteed by Ocean Rig ASA and secured by letters of credit. All amounts deferred and otherwise due to Irving were paid on November 1, 2002 and all guarantees and security were accordingly released.

8.     Share issuances

The Company’s convertible bonds issued in November and December 2001 totaling NOK 552,500,000 were converted to 73,666,666 shares 26 February, 2002. At the same time, the par value of the Company’s shares were reduced from NOK 30 per share to NOK 1 per share.

In April 2002, the Company conducted a private placement of 24,444,445 new shares with a par value of NOK 1. The subscription price was NOK 9 per share. The private placement was directed towards the largest existing shareholders of the company as of April 2, 2002. The total subscription amount of NOK 220,000,005 was fully paid to the company in April 2002.

In May 2002, the Company conducted a private placement of 31,257,500 new shares with a par value of NOK 1 per share. The subscription price was NOK 8 per share. The private placement was directed towards the largest existing shareholders of the company as of May 24,2002. The total subscription amount of NOK 250,060,000 was fully paid to the Company in May 2002. The Company also issued 4,428,000 shares with a par value of NOK 1 per share and a subscription price of NOK 8 per share in relation to the short term financing package consisting of bonds, warrants and shares described in “Section 3 – Long-Term Debt.” The total subscription amount of NOK 35,424,000 was fully paid to the company in May 2002.

In June 2002, the Company invited, through two subsequent issues, shareholders not invited to participate in the May issue, to purchase shares in the private placement and in the short term financing package in units structured equivalent to the units in the initial placement and short term financing. The company issued a total of 751,743 new shares for a total subscription price of NOK 6,013,994 which was fully paid to the company in June 2002.

As part of the short term financing package, the Company also issued 30,864,800 warrants for consideration of USD 4.3 million in the first issue and 4,750,000 warrants for consideration of USD 650.000 for the subsequent issue. The warrants have an exercise price of NOK 8. If the market price exceeds NOK 16 at the time of exercise, the exercise price will be adjusted to 100% of the increase above NOK 16, or 50% if at the time of exercise there is an outstanding public bid for all shares of the Company. The warrants mature in intervals between October 7, 2002 and May 7, 2003.

9.     Dispute with Maritima

In November 1998, the Company entered into a marketing agreement with the Brazilian drilling contractor Formaritima, which is owned by the Brazilian company Maritima Petroleo e Engenharia Ltda (“Maritima”) and the American drilling contractor Pride International. Maritima undertook to pay the Company USD 15 million if Maritima had not obtained contracts for Leiv Eirikkson and Eirik Raude by an agreed deadline. The claim was secured by a letter of credit issued by Safra National Bank of New York (Safra Bank). However, Maritima did not succeed in providing drilling contracts for any of the rigs by the specified deadline. As a result, Ocean Rig filed a claim under the letter of credit, which Safra Bank rejected. In June, a U. S. federal court found in favor of Ocean Rig, and ruled that Safra Bank was to pay the specified amount. Safra Bank paid the amount of USD 15 million plus accrued interest into an account with HSBC Bank, New York. Maritima claimed repayment of the above-mentioned USD 15 million (plus accrued interest). In addition, Maritima claimed compensation for losses that it maintains it has suffered as a result of breach of contract by Ocean Rig during a previous marketing agreement between the parties.

The claim, totaling USD 449.6 million plus interest, relates primarily to allegations by Maritima that actions of Ocean Rig caused the Brazilian state owned oil company Petrobras to cancel a series of drilling contracts that had been entered into between Petrobras and Maritima. The cancellation of these contracts is the subject of litigation in Brazil. Ocean Rig is not a party to these proceedings, or involved in them in any other way.

On March 28, 2002 the Award was published in the arbitration between Maritima and Ocean Rig. With the exception of Maritima’s claim for the return to it of the sum of USD 15 million, the arbitration tribunal has dismissed all of Maritima’s claims. It has also confirmed that Ocean Rig was entitled to draw down on the USD 15 million letter of credit which was issued in its favor by Safra National Bank of New York (on Maritima’s order). However, on the basis that Ocean Rig has not, in the event, suffered any loss as a consequence of Maritima’s failure to secure drilling contracts with Petrobras for Ocean Rig’s two drilling rigs, the tribunal has directed that the USD 15 million plus interest, which currently is deposited with HSBC Bank in New York, should be returned to Maritima. Ocean Rig, based on advice of its legal advisers has determined that it will not appeal the Award.

In the Company’s financial statements as of December 31, 2001, there are no accruals related to the ongoing legal proceedings. Conditional receivables are not recorded.

10.     Segment information

The table below presents information about reported segments for the nine months ended September 30, 2002 and 2001:

	Offshore Drilling
	Operations	Rig Management	Total

	NOK	NOK	NOK
2002	(amounts in thousands)
Revenues	340,413	18,027	358,440
(Loss) income before taxes	211,469	8,951	202,518
Net (loss) income	211,469	8,951	202,518
Total assets	9,120,678	23,863	9,144,541

2001
Revenues	—	6,636	6,636
(Loss) income before taxes	(275,425)	243	(275,182)
Net (loss) income	(275,572)	243	(275,329)
Total assets	8,017,769	15,328	8,033,097

11.     Subsequent events

Eirik Raude was completed and delivered under the drilling contract with EnCana on November 1, 2002. Ocean Rig and EnCana have formed a partnership to lease the rig from Ocean Rig 2 AS and operate the rig under the drilling contract pursuant to the arrangement entered into with Encana in April 2001. The gross revenues under the drilling contract, which is for a minimum of six months, are expected to be between USD 35 million and USD 53 million. Ocean rig received USD 15 million from EnCana as payment for the winterization of the rig upon its delivery to EnCana. Further, USD 4 million was paid by EnCana directly to the Irving Shipyard as payment for an achievement bonus to the Yard in October 2002.

The $17.5 million in proceeds held escrowed as collateral securing the 2001 loans was released to the company in full upon the delivery of the rig Eirik Raude to EnCana on November 1, 2002.

A total of 191,275,343 Independent Subscription Rights became exercisable on October 16, 2002 since Eirik Raude was not completed and delivered on contract by October 15, 2002. A total of 191,258,154 of the Independent Subscription Rights which gave the right to subscribe for one new share at NOK 1 per share were exercised by the maturity date October 31, 2002. The outstanding share capital has increased to NOK 381,883,709 consisting of 381,883,709 shares at NOK 1 per share.

At the extraordinary general meeting on August 23, 2002, it was resolved that up to 8 million options should be granted to the Company’s Board of Directors and 6 million options to the Company’s management and employees. The exercise price is NOK 3.50 per option. If Eirik Raude was not delivered on contract by October 15, 25 % of the options would lapse, and a further 25% of the options would lapse if start-up took place after October 31, 2002. Due to the delayed completion of Eirik Raude, a total of 50 % of the options granted have lapsed.

Ocean Rig 2 AS and Irving agreed in August 2002 to defer certain payments due under the Halifax Contract and the support services agreement until December 31, 2002, which deferral was guaranteed by Ocean Rig ASA and secured by letters of credit. All amounts deferred and otherwise due to Irving were paid on November 1, 2002 and all guarantees and security were accordingly released.

12.     Differences between generally accepted principles in Norway and the United States

The financial statements are prepared in accordance with the generally accepted accounting principles in Norway (“Norwegian GAAP”), which differ in certain respects from accounting principles generally accepted in the United States (“US GAAP”).

(a)	Reconciliation of net loss and shareholders’ equity

Below is a reconciliation of net loss from Norwegian GAAP to US GAAP:

	Three months ended		Nine months ended

	Sept. 30, 2001	Sept. 30, 2002	Sept. 30, 2001	Sept 30, 2002	Sept. 30, 2002
	NOK	NOK	NOK	NOK	USD

		(Amounts in thousands)
Net loss in accordance with Norwegian GAAP	36,846	(145,658)	(275,329)	202,518	27,330
US GAAP adjustments:
Stock compensation	82		—

Net loss in accordance with US GAAP	36,928	(145,658)	(275,329)	202,518	27,330

	December 31,	Sept. 30,	Sept. 30,
	2001	2002	2002
	NOK	NOK	USD

	(Amounts in thousands)
Shareholders equity in accordance with Norwegian GAAP	2,803,288	4,083,856	551,128
US GAAP adjustments:
Accrued compensation cost	(69)
Unearned compensation cost	69
Accrued social security tax	7

Net loss in accordance with US GAAP	2,803,295	4,083,856	551,128

(i)	Stock compensation

According to U.S. GAAP, using the intrinsic value approach, compensation expense should be recorded for the excess of the market price over the exercise price at the grant date. The compensation expense should be accrued and expensed as salary expense over the service period. Norwegian GAAP also require a calculation of compensation expense in accordance with the intrinsic value method calculated based upon the same assumptions as the US GAAP calculation. However, according to Norwegian GAAP, the Company must accrue for social security tax. The basis for the accrual is the intrinsic value of the options at the grant date multiplied with the social security tax rate. The cost is expensed as salary expenses over the service period. According to U.S. GAAP, the social security tax should not be accrued for until the options are exercised.

(ii)	Pensions

Under US GAAP, the use of an actuarial method for determining defined benefit pension costs is required. US GAAP also requires deferral of actuarial gains and losses that result from changes in assumptions or actual experience differing from that assumed and prospective amortization of costs resulting from adopting the above method of accounting. Norwegian GAAP also uses an actuarial method for determining defined benefit pension costs, however, there may be differences in the economic assumptions used for the actuarial calculations and the treatment of actuarial gains and losses.

Because the Company has a deferred tax asset offset by a full valuation allowance, any deferred tax liability recognized from the above adjustments would be immediately offset by a reduction in the deferred tax asset’s valuation allowance. Since the above adjustments do not exceed the current net deferred tax asset, there is no effect on deferred tax expense or benefit from such adjustments.

There were no material differences between Norwegian GAAP and US GAAP with respect to shareholders’ equity as of December 31, 2001 and September 30, 2002.

13.	Guarantor Financial Information

Presented below is condensed consolidating financial information for: (i) Ocean Rig Norway AS on a separate company basis; (ii) Ocean Rig ASA on a parent company only basis; (iii) the guarantor subsidiaries, Ocean Rig 1 AS and Ocean Rig 2 AS, on a combined basis, (iv) the non-guarantor subsidiaries, Ocean Rig 3 AS, Ocean Rig 4 AS and other non-guarantor subsidiaries, on a combined basis; (v) elimination entries and (vi) consolidated Ocean Rig ASA and its subsidiaries. Certain assets, liabilities, income and expenses have not been allocated.

OCEAN RIG ASA
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
for the three months ended September 30, 2001

Notes to the Unaudited Financial Statements

	Issuer	Parent Guarantor	Subsidiary Guarantors	Non-Guarantors Subsidiaries	Elimination entries	Consolidated Totals

				OR 3 AS, OR 4 AS and other
	Ocean Rig Norway AS	Ocean Rig ASA	OR 1 AS and OR 2 AS	non-guarantor subsidiaries		Ocean Rig ASA and subsidiaries

	NOK	NOK	NOK	NOK	NOK	NOK
			(amounts in thousands)
Operating revenues:	—	—	—	12,307	(9,882)	2,425
Operating expenses:
Salaries and personnel expenses	—	(1,415)	3,691	22,497	(2,730)	22,043
Other operating and administrative expenses	1	36,701	84,471	17,228	(35,279)	103,122
Depreciation and amortization	—	64	—	256	—	320
Equity in investee losses	86,387	(303,929)	—	—	217,542	—

Total operating expenses	86,388	(268,579)	88,162	39,981	179,533	125,485

Operating income (loss)	(86,388)	268,579	(88,162)	(27,674)	(189,415)	(123,060)

Interest income	186	(11,126)	54,731	65	16,434	60,290
Interest expense and other financial expenses	330,370	(36,901)	(51,882)	(11)	(141,940)	99,636

Net financial income (loss)	330,556	(48,027)	2,849	54	(125,506)	159,926

Net income (loss) before taxes	244,168	220,552	(85,313)	(27,620)	(314,921)	36,866

Tax expense	—	—	—	(20)	—	(20)

Net income (loss)	244,168	220,552	(85,313)	(27,640)	(314,921)	36,846

OCEAN RIG ASA
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
for the three months ended September 30, 2002

Notes to the Unaudited Financial Statements

	Issuer	Parent Guarantor	Subsidiary Guarantors	Non-Guarantors Subsidiaries	Elimination entries	Consolidated Totals

				OR 3 AS, OR 4
				AS and other
				and other		Ocean Rig ASA
	Ocean Rig Norway AS	Ocean Rig ASA	OR 1 AS and OR 2 AS	non-guarantor subsidiaries		and subsidiaries

	NOK	NOK	NOK	NOK	NOK	NOK
	(amounts in thousands)
Operating revenues:	—	—	102,627	55,259	(9,570)	148,316
Operating expenses:
Salaries and personnel expenses	—	2,274	52,149	56,614	(7,941)	103,096
Other operating and administrative expenses	—	12,939	13,502	19,562	(2,633)	43,370
Depreciation and amortization	—	60	32,186	306	—	32,552
Equity in investee losses	85,870	268,540	—	—	(354,410)	—
Total operating expenses	85,870	283,813	97,837	76,482	(364,984)	179,018

Operating income (loss)	(85,870)	(283,813)	4,790	(21,223)	355,414	(30,702)

Interest income	51,103	16,277	(15,971)	2,690	89	54,188
Interest expense and other financial expenses	(213,326)	15,524	(74,009)	(3,450)	(106,118)	(169,143)

Net financial income (loss)	(162,223)	31,801	(89,980)	(760)	106,207	(114,955)

Net income (loss) before taxes	(248,093)	(252,012)	(85,190)	(21,983)	461,621	(145,657)

Tax expense	—	—	—	(1)		(1)

Net income (loss)	(248,093)	(252,012)	(85,190)	(21,984)	461,621	(145,658)

OCEAN RIG ASA
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
for the nine months ended September 30, 2001

Notes to the Unaudited Financial Statements

			Subsidiary	Non-Guarantors	Elimination	Consolidated
	Issuer	Parent Guarantor	Guarantors	Subsidiaries	entries	Totals

	Ocean Rig Norway AS	Ocean Rig ASA	OR 1 AS and OR 2 AS	OR 3 AS, OR 4 AS and other non-guarantor subsidiaries		Ocean Rig ASA and subsidiaries

	NOK	NOK	NOK	NOK	NOK	NOK
	(amounts in thousands)
Operating revenues:	—	—	—	31,653	(25,017)	6,636
Operating expenses:
Salaries and personnel expenses	—	6,828	3,691	59,104		69,623
Other operating and administrative expenses	1	90,801	134,088	38,984	(71,535)	192,338
Depreciation and amortization	—	417	8	2,240	—	2,665
Equity in investee losses	140,366	168,538	—	—	(308,904)	—

Total operating expenses	140,367	266,584	137,787	100,328	(380,439)	264,626

Operating income (loss)	(140,367)	(266,584)	(137,787)	(68,675)	355,422	(257,990)

Interest income	186	17,463	61,506	878	16,434	96,467
Interest expense and other financial expenses	(26,641)	(70,365)	(60,765)	(46)	44,158	(113,659)

Net financial income (loss)	(26,455)	(52,902)	741	832	60,592	(17,192)

Net income (loss) before taxes	(166,822)	(319,486)	(137,046)	(67,843)	416,014	(275,182)

Tax expense	—	—	—	(147)	—	(147)

Net income (loss)	(166,822)	(319,486)	(137,046)	(67,990)	416,014	(275,329)

OCEAN RIG ASA
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
for the nine months ended September 30, 2002

Notes to the Unaudited Financial Statements

			Subsidiary	Non-Guarantors	Elimination	Consolidated
	Issuer	Parent Guarantor	Guarantors	Subsidiaries	entries	Totals

	Ocean Rig Norway AS	Ocean Rig ASA	OR 1 AS and OR 2 AS	OR 3 AS, OR 4 AS and other non-guarantor subsidiaries		Ocean Rig ASA and subsidiaries

	NOK	NOK	NOK	NOK	NOK	NOK
	(amounts in thousands)
Operating revenues:	—	—	238,891	149,161	(29,612)	358,440
Operating expenses:
Salaries and personnel expenses	—	10,703	91,921	114,428	(23,753)	193,299
Other operating and administrative expenses	—	43,424	129,035	87,688	(5,868)	254,415
Depreciation and amortization	—	179	96,470	852	—	97,501
Equity in investee losses	179,984	(12,266)	—	—	(167,719 -

Total operating expenses	180,120	42,040	317,426	202,968	(197,339)	545,215

Operating income (loss)	(180,120)	(42,040)	(78,535)	(53,807)	167,727	(186,775)

Interest income	621,956	69,343	168,977	3,679	89	864,044
Interest expense and other financial expenses	(363,395)	(126,273)	(282,331)	(4,223)	301,488	(474,734)

Net financial income (loss)	258,561	(56,930)	(113,354)	(544)	301,577	389,310

Net income (loss) before taxes	78,441	(98,970)	(191,889)	(54,351)	469,304	202,535

Tax expense	—	—	—	(17)	—	(17)

Net income (loss)	78,441	(98,970)	(191,889)	(54,368)	469,304	202,518

OCEAN RIG ASA
CONDENSED CONSOLIDATED BALANCE SHEET
as of December 31, 2001

Notes to the Unaudited Financial Statements

		Parent	Subsidiary	Non-Guarantors	Elimination	Consolidated
	Issuer	Guarantor	Guarantors	Subsidiaries	entries	Totals

	Ocean Rig Norway AS	Ocean Rig ASA	OR 1 AS and OR 2 AS	OR 3 AS, OR 4 AS, other non-guarantor subsidiaries		Ocean Rig ASA and subsidiaries
	NOK	NOK	NOK	NOK	NOK	NOK
	(amounts in thousands)
ASSETS
Construction-in-progress			3,052,131	359,137	555,229	3,966,497
Machinery and equipment		311	3,018,298	1,896	585,067	3,605,542
Long term receivables and other assets	56,053	51,772	19,163	4,309	—	131,297
Intercompany loan receivable	5,630,206	267,578	180,319	23,718	(6,101,821)	—
Investment at equity		2,398,049	—	—	(2,398,049)	—

Total non-current assets	5,686,259	2,717,710	6,269,911	389,060	(7,359,604)	7,703,336

Intercompany receivable				—	—	—
Other current assets	—	3,091	49,682	8,550	—	61,323
Restricted cash	—	6,219	245,030	2,245	—	253,494
Cash and cash equivalents	134	133,362	28,420	8,289	—	170,205

Total current assets	134	142,672	323,132	19,084	—	485,022

Total assets	5,686,393	2,860,382	6,593,043	408,144	(7,359,604)	8,188,358

LIABILITIES AND SHAREHOLDERS’ EQUITY
Share capital	2,239,907	1,682,316	256,600	1,113	(2,497,620)	1,682,316
Other equity	(145,153)	(27,886)	(359,343)	(297,074)	1,950,428	1,120,972

Total shareholders’ equity	2,094,754	1,654,430	(102,743)	(295,961)	(547,192)	2,803,288

Pension liabilities	—	1,088	—	—	—	1,088
Intercompany loan payable	—	51	5,712,324	690,399	(6,402,774)	—
Convertible loans	—	1,052,500	—	—	—	1,052,500
Long-term debt	3,158,750	—	848,359	1,032	(1,032)	4,007,109
Accumulated losses of unconsolidated losses in excess of investments	408,606				(408,606)

Total long-term liabilities	3,567,356	1,053,639	6,560,683	691,431	(6,812,412)	5,060,697

Accounts payable	—	6,334	78,880	4,338	—	89,552
Intercompany payable	—	—	—	—	—	—
Other current liabilities	24,283	145,979	56,223	8,336	—	234,821
Total current liabilities	24,283	152,313	135,103	12,674	—	324,373

Total liabilities and shareholders’ equity in accordance with Norwegian
GAAP	5,686,393	2,860,382	6,593,043	408,144	(7,359,604)	8,188,358

OCEAN RIG ASA
CONDENSED CONSOLIDATED BALANCE SHEET
as of September 30, 2002

Notes to the Unaudited Financial Statements

				Non-
		Parent	Subsidiary	Guarantors	Elimination	Consolidated
	Issuer	Guarantor	Guarantors	Subsidiaries	entries	Totals

				OR 3 AS, OR 4 AS,
				other non-guarantor		Ocean Rig ASA and
	Ocean Rig Norway AS	Ocean Rig ASA	OR 1 AS and OR 2 AS	subsidiaries		subsidiaries

	NOK	NOK	NOK	NOK	NOK	NOK
			(amounts in thousands)
ASSETS Construction-in-progress	—	373,826	3,888,888	—	836,754	5,099,468
Machinery and equipment	—	37,126	2,937,547	2,079	585,038	3,561,790
Long term receivables and other assets	49,492	38,468	10,110	4,309	—	102,379
Intercompany loan receivable	6,044,714	37,181	137,698	61,863	-6,281,456	—
Investment at equity	71,409	3,352,316	—	—	(3,423,725)	—

Total non-current assets	6,165,615	3,838,917	6,974,243	68,251	(8,283,389)	8,763,637

Intercompany receivable	—	—	—	—	—	—
Other current assets	4	1,228	61,219	63,393	—	125,844
Restricted cash	—	1,122	35,298	130,480	—	166,900
Cash and cash equivalents	127	53,230	28,401	6,402	—	88,160

Total current assets	131	55,580	124,918	200,275	—	380,904

Total assets	6,165,746	3,894,497	7,099,161	268,526	(8,283,389)	9,144,541

LIABILITIES AND SHAREHOLDERS’ EQUITY Share capital	2,553,951	190,626	476,600	1,092	(3,031,643)	190,626
Other equity	561,330	2,427,967	(97,088)	(350,637)	1,351,658	3,893,230

Total shareholders’ equity	3,115,281	2,618,593	379,512	(349,545)	(1,679,985)	4,083,856

Pension liabilities	—	1,087	—	—	—	1,087
Intercompany loan payable	381,681	41,138	5,662,885	516,670	(6,602,374)	—
Convertible loan	—	1,050,840	—	—	—	1,050,840
Long-term debt	2,606,100	—	739,016	1,032	(1,032)	3,345,116
Accumulated losses of unconsolidated losses in excess of investments	—	—	—	—	—	—

Total long-term liabilities	2,987,781	1,093,065	6,401,901	517,702	(6,603,406)	4,397,043

Short term loan	—	135,880	—	—	—	135,880
Accounts payable	—	20,830	84,195	17,266	—	122,291
Intercompany payable	—	—	—	—	—	—
Other current liabilities	62,684	26,129	233,553	83,103	2	405,469

Total current liabilities	62,684	182,839	317,748	100,369	2	663,642

Total liabilities and shareholders’ equity in accordance with Norwegian GAAP	6,165,746	3,894,497	7,099,161	268,526	(8,283,389)	9,144,541

OCEAN RIG ASA
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
for the three months ended September 30, 2001

Notes to the Unaudited Financial Statements

				Non-
			Subsidiary	Guarantors	Elimination	Consolidated
	Issuer	Parent Guarantor	Guarantors	Subsidiaries	entries	Totals

				OR 3 AS, OR 4 AS
				and non-guarantor		Ocean Rig ASA and
	Ocean Rig Norway AS	Ocean Rig ASA	OR 1 AS and OR 2 AS	subsidiaries		subsidiaries
	NOK	NOK	NOK	NOK	NOK	NOK
			(amounts in thousands)
Cash flow from operations: Net income (loss)	244,168	220,552	(85,313)	(27,640)	(314,921)	36,846
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Equity in investee losses	86,387	(303,929)	—	—	217,542	—
Depreciation and amortization	(4,374)	(1,875)	—	256	19,071	13,078
Net unrealized foreign exchange loss	(164,497)	3,713	(29,279)	951	397	(188,715)
Change in operating assets and liabilities: Other current assets	(65)	(3,347)	(7,165)	(9,526)	9,050	(11,053)
Accounts payable	(2,722)	(19,464)	83	(5,980)	(28,083)
Other liabilities	49,980	37,732	34,810	455	(131,938)	(8,961)

Net cash flow (used in) provided by operating activities	211,599	(49,876)	(106,411)	(35,421)	(206,779)	(186,888)

Cash flow from investments:
Payments on building contracts	—	(120,580)	(231,668)		(28,051)	(380,299)
Change in restricted cash	—	46	(314,206)		—	(314,160)
Purchases of machinery and equipment	—	(23)	(92)	46	—	(69)
Net change in long-term receivable and intercompany balances	(211,711)	(103,881)	(186,537)	32,484	261,909	26

Net cash flow used in investment activities	(211,711)	(16,676)	(732,503)	32,530	233,858	(694,502)

Cash flow from financing: Net proceeds from the issuance of shares		288	—	379	(379)	288
Net proceeds from the issuance of convertible bonds		—	859,426	—	(26,700)	832,726

Net cash flow provided by financing activities		288	859,426	379	(27,079)	833,014

Effect of exchange rate changes on cash	(3)	(3,715)	(19,445)	(1)	—	(23,164)

Net increase (decrease) in cash	(115)	(69,979)	1,067	(2,513)	—	(71,540)

Cash at the beginning of the period	166	100,267	708	12,110	—	113,251
Cash at the end of the period	51	30,288	1,775	9,597	—	41,711

OCEAN RIG ASA
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
for the three months ended September 30, 2002

Notes to the Unaudited Financial Statements

				Non-
				Guarantors
	Issuer	Parent Guarantor	Subsidiary Guarantors	Subsidiaries	Elimination entries	Consolidated Totals

				OR 3 AS, OR 4 AS
				and non-guarantor		Ocean Rig ASA and
	Ocean Rig Norway AS	Ocean Rig ASA	OR 1 AS and OR 2 AS	subsidiaries		subsidiaries

	NOK	NOK	NOK	NOK	NOK	NOK
			(amounts in thousands)
Cash flow from operations: Net income (loss)	(248,093)	(252,012)	(85,190)	(21,984)	461,621	(145,658)
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Equity in investee losses	85,870	268,540	—	—	(354,410)	—
Depreciation and amortization	2,187	44,889	32,561	28,309	—	79,943
Net unrealized foreign exchange loss	(963)	2,147	(20,903)	28,309	182,922	191,512
Change in operating assets and liabilities:
Other current assets	(2)	52,075	(4,099)	(29,576)	—	18,398
Accounts payable	—	15,766	28,997	(34)	—	44,729
Other liabilities	42,864	(85,428)	217,366	23,396	(236,095)	(37,897)

Net cash flow (used in) provided by operating activities	(118,137)	45,977	168,732	417	54,038	151,027

Cash flow from investments:
Payments on building contracts	—	743,087	(1,197,073)	—	(53,864)	(507,850)
Change in restricted cash	—	21,637	118,188	(128,804)	—	11,021
Purchases of machinery and equipment	—	(34,816)	17,734	(51)	—	(17,133)
Investment in subsidiaries	(660,000)	(942,000)	—	—	1,062,000	—
Net change in long-term receivable and intercompany balances	(163,863)	(131,599)	149,473	145,992	(178)	(175)

Net cash flow used in investment activities	(823,863)	(343,691)	(911,678)	17,137	1,547,958	(514,137)

Cash flow from financing: Net proceeds from the issuance of shares	942,000	11,954	660,000	—	(1,602,000)	11,954
Net proceeds from the issuance of equity or notes/loans	—	288,992	(2)	—	2	288,992

Net cash flow provided by financing activities	942,000	300,946	659,998	—	(1,601,998)	300,946

Effect of exchange rate changes on cash	—	4,974	30,514	(27,672)	2	7,818

Net increase (decrease) in cash	—	8,206	(52,434)	(10,118)	(2)	(54,346)

Cash at the beginning of the period	127	45,024	80,835	16,520	—	142,506
Cash at the end of the period	127	53,230	28,401	6,402	—	88,160

OCEAN RIG ASA
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
for the nine months ended September 30, 2001

Notes to the Unaudited Financial Statements

				Non-
			Subsidiary	Guarantors	Elimination	Consolidated
	Issuer	Parent Guarantor	Guarantors	Subsidiaries	entries	Totals

				OR 3 AS, OR 4 AS
				and non-guarantor		Ocean Rig ASA and
	Ocean Rig Norway AS	Ocean Rig ASA	OR 1 AS and OR 2 AS	subsidiaries		subsidiaries

	NOK	NOK	NOK	NOK	NOK	NOK
			(amounts in thousands)
Cash flow from operations: Net income (loss)	(166,822)	(319,486)	(137,046)	(67,990)	416,015	(275,329)
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Equity in investee losses	140,366	168,538	—	—	(308,904)	—
Depreciation and amortization	—	417	8	2,240	19,071	21,736
Net unrealized foreign exchange loss	20,301	(44)	(29,845)	797	4	(8,787)
Change in operating assets and liabilities:
Other current assets	(65)	(2,488)	(11,071)	(15,219)	13,667	(15,176)
Accounts payable	—	(2,528)	(6,953)	12,309	(7,867)	(5,039)
Other liabilities	48,154	118,698	55,331	(3,649)	(225,249)	(6,715)

Net cash flow (used in) provided by operating activities	41,934	(36,893)	(129,576)	(71,512)	(93,263)	(289,310)

Cash flow from investments:
Payments on building contracts	—	(608,101)	(485,416)	—	(141,269)	(1,234,786)
Change in restricted cash	254	5,601	(311,145)	1,234	—	(304,056)
Purchases of machinery and equipment	—	(72)	(92)	(375)	—	(539)
Net change in long-term receivable and intercompany balances	(477,858)	(316,895)	62,054	36,916	693,875	(1,908)

Net cash flow used in investment activities	(477,604)	(919,467)	(734,599)	37,775	552,606	(1,541,289)

Cash flow from financing:
Net proceeds from the issuance of shares	432,264	444,711	—	379	(432,264)	444,711
Net proceeds from the issuance of convertible bonds			859,426		(26,700)	832,726

Net cash flow provided by financing activities	432,264	444,711	859,426	379	(459,343)	1,277,437

Effect of exchange rate changes on cash	—	42	(18,887)	—	#	(18,845)

Net increase (decrease) in cash	(3,406)	(511,607)	(23,636)	(33,358)	#	(572,007)

Cash at the beginning of the period	3,457	541,895	25,411	42,955	#	613,718
Cash at the end of the period	51	30,288	1,775	9,597	#	41,711

OCEAN RIG ASA
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
for the nine months ended September 30, 2002

Notes to the Unaudited Financial Statements

				Non-
		Parent	Subsidiary	Guarantors	Elimination	Consolidated
	Issuer	Guarantor	Guarantors	Subsidiaries	entries	Totals

				OR 3 AS, OR 4 AS
				and non-guarantor		Ocean Rig ASA and
	Ocean Rig Norway AS	Ocean Rig ASA	OR 1 AS and OR 2 AS	subsidiaries		subsidiaries

	NOK	NOK	NOK	NOK	NOK	NOK
			(amounts in thousands)
Cash flow from operations: Net income (loss)	78,441	(98,970)	(191,889)	(54,368)	469,304	202,518
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Equity in investee losses	179,984	(12,266)			(167,718)	—
Depreciation and amortization	6,651	56,850	162,530	852	—	226,793
Net unrealized foreign exchange loss	(552,555)	(7,727)	(138,291)	28,588	181,659	(488,326)
Change in operating assets and liabilities: Other current assets	(4)	1,863	(11,537)	(54,843)	—	(64,521)
Accounts payable	—	14,496	5,315	12,928	—	32,739
Other liabilities	38,401	(119,850)	269,624	61,404	(184,053)	65,526

Net cash flow (used in) provided by operating activities	(249,172)	(165,604)	95,752	(5,439)	299,192	(25,271)

Cash flow from investments:
Payments on building contracts	—	(373,826)	(939,033)	—	(281,686)	(1,594,545)
Change in restricted cash	—	5,097	209,732	(128,235)	—	86,594
Purchases of machinery and equipment	—	(36,994)	(5,257)	371,333	(109)	328,973
Investment in subsidiaries	(660,000)	(942,000)	—	—	1,602,000	—
Net change in long-term receivable and intercompany balances	(32,827)	271,484	(6,818)	(211,874)	(17,399)	2,566

Net cash flow used in investment activities	(692,827)	(1,076,239)	(741,376)	31,224	1,302,806	(1,176,412)

Cash flow from financing: Net proceeds from the issuance of shares	942,000	1,063,131	660,000	—	(1,602,000)	1,063,131
Net proceeds from the issuance of equity or notes/loans	—	98,128	(12,355)	—	2	85,775

Net cash flow provided by financing activities	942,000	1,161,259	647,645	—	(1,601,998)	1,148,906

Effect of exchange rate changes on cash	(8)	452	(2,040)	(27,672)	—	(29,268)

Net increase (decrease) in cash	(7)	(80,132)	(19)	(1,887)	—	(82,045)

Cash at the beginning of the period	134	133,362	28,420	8,289	—	170,205
Cash at the end of the period	127	53,230	28,401	6,402	—	88,160

OCEAN RIG ASA AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the information contained in the Consolidated Financial Statements of Ocean Rig ASA and the Notes thereto, included elsewhere herein. The following information contains forward-looking statements. These forward-looking statements should be read in conjunction with the cautionary discussion related to forward-looking statements found in the section entitled “Forward-looking Statements”. All translations from Norwegian kroner (“NOK”) to U.S. dollars (“$” or “USD”) set forth in the discussion below have been made solely for the convenience of the reader at the Federal Reserve noon buying rate on September 30, 2002 of USD 1.00 = NOK 7.41.

General Overview

Ocean Rig operated as a development-stage company since its inception in September 1996 until December 31, 2001, devoting substantially all of its efforts to the ongoing construction of its fleet of four rigs: (1) designing, engineering and contracting with a baredeck construction yard in Dalian, China, an outfitting yard in Mississippi, an outfitting yard in Halifax, Nova Scotia and various equipment suppliers for the rigs, (2) overseeing construction of the rigs, (3) raising capital and (4) marketing the rigs. In 2002, the Company had, for the first time, operating revenues from operations of Leiv Eirikkson. Leiv Eirikkson commenced operations offshore Angola on February 7, 2002 under a drilling contract with ExxonMobil. On November 1, 2002 Eirik Raude was completed and delivered under a drilling contract with EnCana Corporation.

The Company has incurred operating losses in each period since inception. At December 31, 2001, the Company had an accumulated operating loss of NOK 1.369 million (USD 184.7 million).

To date, the Company’s capital raising efforts have consisted of the following:

•	private placements of shares in October and November 1996;

•	public offering of shares in Norway in January 1997;

•	global offering of shares (including a public offering in Norway) in October 1997;

•	issuance of 101/4% notes due 2008 together with the incurrence of loans in May 1998;

•	private placement and subsequent share issue in September/October 1999;

•	private placement of shares in June 2000;

•	issuance in May/June 2000 of 13% subordinated convertible bonds due 2005;

•	issuance in October 2000 of 11% subordinated convertible bonds due 2005;

•	private placement and subsequent share issue in April/May 2001;

•	incurrence of floating rate loans in June 2001;

•	Issuance of zero coupon subordinated convertible bonds in November/December 2001;

•	incurrence of short term revolving loan in February 2002

•	private placement and subsequent share issue in April 2002;

•	private placement and subsequent issue of shares and warrants and incurrence of short-term loan in May/June 2002;

•	Incurrence of a convertible loan and independent subscription rights in August 2002; and

•	financial income on such funds.

Ocean Rig expects to continue to incur operating losses until both its rigs are in operations. The amount of future operating losses that it will incur and the period of time that it will require to reach profitability, if ever, are highly uncertain. The Company cannot assure that it will generate significant revenues in the future.

Presented below is the Company’s EBITDA, which is defined as operating income prior to deductions for net financial items, income taxes, depreciation and amortization. EBITDA is not intended to represent cash flow from operations, as defined by Norwegian GAAP, and should not be considered an alternative to net income, as an indicator of the Company’s operating performance or to cash flows from operations as a measure of liquidity.

	Three months ended			Nine months ended
	Sept. 30, 2001	Sept. 30, 2002	Sept. 30, 2001	Sept. 30, 2002	Sept. 30, 2002
	NOK	NOK	NOK	NOK	USD

(Amounts in thousands)
EBITDA	(122,740)	(1,850)	(255,325)	(89,274)	(12,048)

Results of Operations

Three- and nine month periods ended September 30, 2002, compared to the three- and nine month periods ended September 30, 2001

Operating revenues of 2001 resulted from the activities of Ocean Rig AS (formerly “Polycrest AS”). Operating revenues for the first nine months of 2002 resulted primarily from activities of Ocean Rig I AS. On a consolidated basis, the Company’s operating revenues for the nine months ended September 30, 2002 were NOK 358,4 million (USD 48.4 million) compared to operating revenues of NOK 6.6 million (USD 0.9 million) for the same period in 2001. For the three months ended September 30, 2002, operating revenues were NOK 148.3 million (USD 20.0 million) compared to NOK 2.4 million (USD 0.3 million) for the three months of 2001.

The Company’s operating expenses primarily consisted of personnel expenses, preparations for operations and fees to advisors, mainly related to legal assistance, marketing and engineering. Personnel expenses and other operating expenses amounted to NOK 447.7 million (USD 60.4 million) for the nine months ended September 30, 2002 compared to NOK 261.9 million (USD 35.4 million) for the same period last year. The increase in expenses is primarily due to expenses concerning preparing for operation as well as operating expenses for Rig 1. For the three months ended September 30, 2002, personnel and other operating expenses amounted to NOK 146.5 million (USD 19,8 million) compared to NOK 125.2 million (USD 16.9 million) for the same period last year. The Company incurred an operating loss of NOK 186,8 million (USD 25.2 million) for the first nine months of 2002 compared to an operating loss of NOK 258.0 million (USD 34.8 million) for the first nine months of 2001. For the three months ended September 30, 2002 the operating loss amounted to NOK 30.7 million (USD 4.1 million) compared to NOK 123.1 million (USD 16.6 million) for the three months ended September 30, 2001.

The Company’s cash position resulted in interest income of NOK 18.1 million (USD 2.4 million) in the first nine months of 2002, compared to NOK 15.4 million (USD 2.1 million) for the same period in 2001. The Company has cash and long-term debt denominated in U.S. dollars which resulted in a net foreign exchange gain for the first nine months of 2002 of NOK 488.0 million (USD 65.9 million) compared to a foreign exchange loss of NOK 3.0 million (USD 0.4 million) for the same period in 2001. After capitalization of interest expenses related to construction in progress, the Company had net financial income of NOK 389.3 million (USD 52.5 million) for the first nine months of 2002 compared to net financial expenses of NOK 17.2 million (USD 2.3 million) for the same period in 2001.

Earnings before taxes and net earnings for the first nine months of 2002 was NOK 202.5 million (USD 27.3 million) compared to a loss before taxes of NOK 275.2 million (USD 37.2 million) and net loss of NOK 275.3 (USD 37.2 million) for the same period in 2001.

The financial statements are based on the assumption that the Company is a going concern.

Liquidity and Capital Resources

Since the commencement of its operations, Ocean Rig has financed its operations primarily through the placement of debt and equity securities, the incurrence of indebtedness and financial income generated from its securities placements. As of September 30, 2002, the Company had received total proceeds of approximately NOK 10.1 billion (USD 1.3 million at historical exchange rates) from such placements. Our placements and indebtedness include the issuance of 10¼% senior secured notes due 2008 (the “Notes”) and incurrence of floating rate senior secured loans due 2008 (the “Loans”).

Its subsidiary, Ocean Rig Norway AS, which issued the Notes and incurred the Loans, is subject to the terms of the indenture under which the Notes were issued and the credit agreement pursuant to which the Loans were made. Such agreements place significant limitations on the use of funds held by Ocean Rig Norway AS. These funds have, among other things, been used for the payment of certain initial interest payments on the debt instruments and to fund the construction and outfitting of the first two rigs.

In 1998, Ocean Rig Norway’s subsidiary, Ocean Rig 2 AS, the owner of Eirik Raude, entered into credit agreements with Fortis Bank (formerly MeesPierson N.V.), Christiania Bank og Kreditkasse ASA and Eksportfinans ASA (collectively, the “Banks”), which, subject to certain conditions, entitled Ocean Rig 2 AS to draw up to USD 50.0 million prior to delivery of Eirik Raude and up to USD 100.0 million after the delivery of Eirik Raude. As a number of the conditions for making drawdowns under the bank facility were not fulfilled, no drawdowns were made under this facility, USD 100 million of which was refinanced with the 2001 Loans (described below).

In May/June 2000, Ocean Rig ASA issued NOK 200.0 million (USD 21.4 million at historical exchange ratres) of 13% subordinated convertible bonds due 2005. The bonds have a five year maturity, a 13% coupon and a conversion price of NOK 70 per share (subsequently adjusted to NOK 22.83 per share). The Company also increased its share capital by NOK 266.8 million ( USD 28.6 million at historical exchange rates) by issuing 8,891,900 shares each with a par value of NOK 30. The subscription price for this issuance was NOK 40 per share. The total subscription amount of NOK 555.7 million (USD 59.6 million at historical exchange rates) for the convertible bonds and the share issuance has been fully paid to the Company.

In October 2000, Ocean Rig ASA issued NOK 300.0 million (USD 32.2 million at historical exchange rates) of 11% subordinated convertible bonds due 2005. These bonds have a five year maturity, a 11% coupon and a conversion price of NOK 75 per share (subsequently adjusted to 24.60 per share).

In April/May 2001, the Company further increased its share capital by NOK 400.0 million (USD 42.9 million at historical exchange rates) by issuing 10,000,000 shares each with a par value of NOK 30. The shares were offered in a private placement at a price of NOK 40 per share to existing shareholders owning more than 38,000 shares as of April 30, 2001. The total subscription amount of NOK 400.0 million for the share issuance has been fully paid to the Company. In a subsequent share issue, 1.6 million shares were offered to and subscribed to by shareholders holding less than 38,000 shares on terms principally the same as in the private placement. The total subscription amount of NOK 64.9 million (USD 7.0 million at historical exchange rates) for the subsequent share issuance has been fully paid to the Company.

Ocean Rig announced in July 2001 that it has successfully concluded a five-year Loan Facility (the “2001 Loans”), in principal amount of USD 100 million, to finance the remaining completion costs of Leiv Eirikkson and Eirik Raude. This Loan Facility refinanced the credit facility entered into by the Company in 1998 with Fortis Bank (Nederland) N.V., Christiania Bank and Kreditkasse ASA. This facility was repaid in full on June 28, 2002 with a six-year take-out facility with Fortis and Christiania Bank (the “2002 Take Out Facility”), pursuant to a loan agreement entered into in November 2001, as amended.

As a consequence of increased costs in connection with increased investments and further delays in the construction projects, Ocean Rig announced in November 2001 that the company had identified a requirement for additional funding amounting to approximately USD 70-75 million. The Company invited its shareholders to an extraordinary general meeting to be held on 21 November, 2001. The purpose of the extraordinary general meeting was to authorize the Board to take the steps, in their opinion necessary to secure a solution to the financing requirement.

At the General Meeting, the shareholders of Ocean Rig adopted an equity issue of the Company of NOK 440 million (USD 49.5 million at historical exchange rates), equaling 58,666,667 shares. Since the par value of the Company’s shares was higher than the price payable for the new shares, the General Meeting decided that the increase in share capital should take place in the form of a short-term subordinated convertible bond issue, to be converted into shares immediately upon completion of the write-down of the par value of the Company’s shares. Accordingly, the General Meeting also adopted a resolution to write down the par value of the Company’s shares from NOK 30 per share to NOK 1 per share. In order to give the shareholders who were not invited to participate in the bond issue the opportunity to acquire bonds/shares on the same terms as soon as possible after the bond issue, the General Meeting authorized the Board to increase the share capital of the Company by issuing further bonds/shares to the shareholders who were not invited to participate in the initial bond issue. An authorization to issue up to NOK 112.5 million (USD 12.7 million at historical exchange rates) shares was authorized. Thus 112.5 million new bonds, equaling 15 million new shares following conversion were issued.

In addition, the Company entered into a short-term revolving credit facility provided by EnCana totalling USD 19 million. An initial drawdown of USD 10 million was made under this facility in February 2002. The loan was initially secured with a mortgage over the Company’s fourth baredeck. Upon the sale of this baredeck in March 2002, this mortgage was released and part of the proceeds of the sale were used to repay the outstanding amount under this facility at that time.

The initial USD 10 million drawndown carried an interest rate of LIBOR + 3%. No further drawdowns were made under this facility. The facility matured upon the delivery of Eirik Raude under the drilling contract with EnCana.

On February 26, 2002, the convertible bonds issued in November 2001 were converted to 73,666,666 shares in the Company. At the same time the par value of the Company’s shares were written down from NOK 30 per share to NOK 1 per share.

In April 2002, the Company conducted a private placement of 24,444,445 new shares with a par value of NOK 1. The subscription price was NOK 9 per share. The private placement was directed towards the largest existing shareholders of the company as of April 2, 2002. The total subscription amount of

NOK 220,000,005 (USD 25 million at historical exchange rates) was fully paid to the company in April 2002. Proceeds from this placement were also used to help fund the shortfall with respect to remaining completion costs for Eirik Raude.

In May 2002, after a review of the project and reconciliation of completion estimates, the company announced that it is expected that costs for Eirik Raude would increase by approximately USD 45 million. As a result of the delayed startup for Leiv Eirikkson and these cost overruns for Eirik Raude, the Company required additional financing for the period until both rigs are in normal operation. Accordingly, the Company, in cooperation with some of the major shareholders, negotiated a financing solution consisting of a private placement of shares and short term bonds combined with the issuance of shares and warrants. The Company raised an additional USD 75 millions in new liquidity from this financing.

In August 2002, the Company announced that, after a change in the project management team at the Halifax shipyard in Canada and an in-depth analysis of the scope of work remaining for the completion of Eirik Raude, the date for commencement of operations were postponed and scheduled to be in the beginning of October 2002. The results of the analysis increased the estimated cost to complete the rig by USD 40 million in addition to a delay in revenues of approximately USD 5 million. To finance the cost overrun the company called for an extraordinary general meeting which was held on August 23, 2002. To cover the increased capital requirement it was resolved that a convertible bond loan be issued with the right for both the lender and the borrower to convert new bonds to shares in the company. Participants in the Company’s short-term loan from May and June 2002 and the NOK subordinated convertible loans issued in 2000 were offered the opportunity to convert their loans fully or partially to the new convertible bond issue. The subscription amount totalled NOK 592.1 million (USD 77.9 million at historical exchange rates) and included both subscribed bonds and conversion of existing loans. A subsequent issue of up to USD 10 million was also completed, enabling the Company’s smaller shareholders to participate in the new loan on the same terms. The subscription amount for the subsequent bond issue totalled NOK 77.3 million (USD 10.1 million) and included both subscribed bonds and conversion of existing loans. The transactions provided the Company with a net total of NOK 300 million (USD 40 million at historical exchange rates) in new liquidity, and also reduced the Company’s short-term loan from May/June 2002 by approximately NOK 248 million (USD 32.6 million at historical exchange rates).

Participants in the new loan were allotted a total of 191,275,343 independent subscription rights, each granting the right to subscribe to one share in Ocean Rig for NOK 1 per share by October 31. The independent subscription rights were exercisable upon i) failure to deliver Eirik Raude on contract by October 15 or ii) cost overrun exceeding USD 8 million resulting from completion from the rig.

Since the rig was not completed and delivered on contract by October 15, 2002 the independent subscriptions rights become exercisable on October 16, 2002. 191,258,154 (99.99% of the total number of subscription rights) were exercised by October 31, 2002. Exercise of the subscription rights provided the Company with approximately USD 25 million in new liquidity.

The Company may seek to access the public or private capital markets whenever conditions are favorable. The Company also, under certain circumstances, may seek additional funding through strategic partnerships and other financing mechanisms. There can be no assurance that such funding will be available on terms acceptable to the Company or allowable under the terms of the Notes, the Loans and the 2002 Take Out Facility.

As of September 30, 2002, the Company had a tax loss carry forward of approximately NOK 2,002 million (USD 270.2 million). Such tax losses can be carried forward and set off against future taxable income for a period of up to 10 years.

Outlook

Marketing

The market for deepwater drilling reflects an approximate balance between supply and demand. The ultra-deepwater segment (water-depths in excess of 5,000 ft.) is in balance and current drilling plans indicate that the market will be attractive for the Company’s rigs in the longer term. Ocean Rig continues to focus its marketing efforts primarily on West Africa, in the US Gulf of Mexico, offshore Brazil and the East Coast of Canada. The company is also pursuing prospects in the North Sea/Atlantic Margin area.

Eirik Raude was completed and delivered to EnCana under a drilling contract on November 1, 2002. The drilling contract includes a firm period of at least six months with an option for a further five wells. The gross revenues under this contract will amount to approximately USD 35 million to USD 53 million, depending on operational performance and actual contract length. In addition, Ocean Rig received USD 15 million for the cost of winterization of the rig.

Ocean Rig and EnCana have formed a partnership with responsibility for the operations of the rig. The partnership leases the rig from Ocean Rig on a bareboat basis. The partnership will allow EnCana and Ocean Rig to take advantage of their respective experience and expertise to undertake deepwater drilling off the eastern coast of Canada. Ocean Rig has been marketing its units for the deepwater regions off the coast of Nova Scotia and Newfoundland/Labrador. There are approximately 30 deepwater licenses active at this time with substantial work commitments by a number of major international and Canadian operators off the shore of these provinces.

For Ocean Rig, the start of the drilling operations with Eirik Rauderepresents an important milestone. It ensures Ocean Rig a presence in the strategically important offshore market in Canada. An area where extreme weather conditions, especially during winter times, combined with great water depths, create opportunities for optimal use of the rig.

Leiv Eirikkson is currently operating offshore Angola under a contract with ExxonMobil. This contract reflects a drilling program for several wells (including firm and optional wells) offshore Angola. The total operating income in the firm period of the drilling program (estimated to be approximately 10 months plus the mobilization period) for the contemplated drilling contract will amount to approximately USD 57 million. The drilling contract commenced February 7, 2002. Ocean Rig is currently actively pursuing opportunities to increase the amount of work under this contract.

ExxonMobil extended the contract for Leiv Eirikkson in September 2002 for one new well. The firm portion of the drilling contract has thus been extended from five to six wells.

Ocean Rig ASA has also entered into a master agreement with Pride Foramer S.A. (Pride), a subsidiary of the American drilling company, Pride International, Inc., to cover operation of Ocean Rig’s drilling units off the coast of Angola. Pride has considerable experience from operations in Angola and has for a number of years established a base organization, a well-developed infrastructure and other functions which Ocean Rig will make use of. According to the agreement with Pride, Ocean Rig will employ their own key personnel both offshore and onshore.

Ocean Rig has not entered into agreements covering operation of Leiv Eirikkson in areas other than Angola.

The baredecks to Rig No. 3 and Rig No. 4 were sold in March 2002 to Noble Drilling for an aggregate sale price of USD 43 million.

Construction projects

On February 28 2001, Friede Goldman announced that, because of its continuing operational problems and financial losses, the yard did not intend to complete the rigs. On March 2, 2001, Ocean Rig initiated arbitration in London against Friede Goldman, filing a claim for substantial damages and resorting to other remedies for breach of contract. On March 9, 2001, however, an agreement on the resolution of this dispute was signed, and work on the rigs resumed.

On April 19 and 20, 2001, Friede Goldman Halter, Inc. and a number of its subsidiaries, including Friede Goldman Offshore, filed for Chapter 11 bankruptcy protection in the U.S. Bankruptcy Court.

Leiv Eirikkson left the FGO yard in Pascagoula, Mississippi on May 7, 2001 to commence a period of sea trials. Sea trials of Leiv Eirikkson took longer than anticipated. The Company experienced problems in connection with testing equipment and systems, which resulted in unforeseen costs. These costs lead to the investments on this rig increasing by approximately USD 20 million, over the budget. The increase consists of costs for changing necessary equipment and working hours relating thereto. Daily operating costs and financial costs for this period have also accrued. These additional costs will not be compensated by the customer. On November 27, 2001 Leiv Eirikkson completed the acceptance program in the US Gulf of Mexico defined by the client and started mobilization to West Africa. The rig commenced operations offshore Angola on February 7, 2002.

In preparation for the commencement of the drilling contract for Eirik Raude with EnCana off the eastern coast of Canada, Eirik Raude left FGO’s yard in Pascagoula, Mississippi on July 12, 2001, en route for the Halifax Shipyard in Nova Scotia (Irving Shipbuilding Inc.), where Eirik Raude was completed. Eirik Raude also underwent the winterization necessary to operate year round off the eastern coast of Canada. To further enhance continuity on the project, Ocean Rig moved all necessary members of its site team and Det Norske Veritas from Friede Goldman’s yard to the Halifax Shipyard. Pursuant to a transition agreement between Ocean Rig and PanCanadian, PanCanadian advanced to Ocean Rig USD 10 million to cover the cost of mobilizing the rig to Nova Scotia.

Rig No. 2 was handed over to the Company by the Halifax Ship Yard at the end of June 2002. After this, a phase of commissioning and testing was performed on the rig. The rig started sea trials September 9, 2002 in sheltered waters in Halifax. On September 16, 2002 the rig was relocated from Halifax to deeper waters for the completion of the reminder of the testing program. The rig was completed and delivered to EnCana under the drilling contract on November 1, 2002.

Forward-Looking Statements

In addition to the historical information contained herein, this document contains forward-looking statements (within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended) which reflect the Company’s current views with respect to certain future events and financial performance. Actual events or results may differ materially from those projected or implied in such forward-looking statements. The following important factors, among others, could cause actual results to differ materially from those projected or implied in any forward-looking statements: (i) the limited current operations and operating history of the Company; (ii) the failure of the Bingo 9000 design to perform satisfactorily under actual conditions or the Company’s failure to adequately protect the proprietary nature of the Bingo 9000 design; (iii) the Company’s significant leverage or inability to generate sufficient cash-flow to meet its debt service requirements, remedy defaults or ensure that no further defaults occur; (iv) the incurrence of significant cost overruns in the operation of either of the Company’s rigs; (v) failure of the Company to secure ongoing contracts for its two rigs; (vi) the Company’s inability to meet any future capital requirements; (vii) the Company’s inability to respond to technological changes; (viii) the impact of changed conditions in the oil and gas industry; (ix) the occurrence of any accidents involving the Company or its assets; (x) changes in governmental regulations, particularly with respect to environmental matters; (xi) increased competition or the entry of new competitors into the Company’s markets; and (xii) unforeseen occurrences in any of the areas in which the Company will conduct its operations, such as war, expropriation, nationalization, renegotiation or nullification of existing licenses or treaties, taxation and resource development policies, foreign exchange restrictions, changing political conditions and other risks relating to foreign governmental sovereignty over certain areas in which the Company will conduct operations. Due to such uncertainties and risks, investors are cautioned not to place undue reliance upon such forward-looking statements. Reference should be made to the Company’s filings with the Securities and Exchange Commission in the United States.

SIGNATURES

     This report has been signed below by the following persons on behalf of Ocean Rig ASA in the capacities and on the dates indicated.

Signatures	Title	Date

/s/ Kai Solberg-Hansen Kai Solberg-Hansen	President	November 19, 2002

/s/ Kjersti Stenberg Kjersti Stenberg	VP Accounting & Control	November 19, 2002

EXHIBIT II

Ocean Rig ASA

Press Release

OCR-status Eirik Raude

Eirik Raude ready to start operations

OSLO, Norway – Ocean Rig announces that Det Norske Veritas yesterday issued a declaration saying that they are ready to issue the Certificate of Fitness for Eirik Raude, the Company’s second ultra-deep water semisubmersible drilling rig, for drilling offshore East Coast of Canada. It is expected that Canadian Authorities will confirm their approval shortly.

Further, it is expected that EnCana takes delivery of Eirik Raude under the previously announced EnCana drilling contract by 31 October.

Ocean Rig advises that a disagreement developed between Irving Shipbuilding and Ocean Rig in connection with the finalization of Eirik Raude. In this connection the Yard has placed a lien on the rig to secure their interests. The disagreement related principally to the terms of a deferred payment agreement between Irving Shipbuilding and Ocean Rig. The issues have now been resolved and the parties have reached an agreement as to the lifting of the liens and the satisfaction of the debt to Irving Shipbuilding.

On delivery to EnCana, Ocean Rig will receive USD 15 million from EnCana as payment for the winterization of the rig. In addition, the Company will have USD 10 million released from cash deposit with lenders. Also, subject to the Independent Subscription Rights being exercised in full, the company will shortly receive an additional USD 25 million in new equity.

NOTE: This press release contains forward-looking statements (within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended) which reflect the Company’s current views with respect to certain future events and financial performance. actual events or results may differ materially from those projected or implied in such forward-looking statements. The following important factors, among other, could cause actual results to differ materially from those projected or implied in any forward-looking statements: (i) the lack of current operations and operating history of the Company; (ii) the failure of the Bingo 9000 design to perform satisfactorily under actual conditions or the Company’s failure to adequately protect the proprietary nature of the Bingo 9000 design; (iii) the Company’s significant leverage or inability to generate sufficient cash-flow to meet its debt service requirements; (iv) the delay or incurrence of cost overruns in the construction of any of the Company’s rigs; (v) the Company’s inability to meet any future capital requirements; (vi) the Company’s inability to respond to technological changes; (vii) the impact of changed conditions in the oil and gas industry; (viii) the occurrence of any accidents involving the Company or its assets; (ix) changes in governmental regulations, particularly with respect to environmental matters; (x) increased competition or the entry of new competitors into the Company’s markets; and (xi) unforeseen occurrences in any of the areas in which the Company will conduct its operations, such as war, expropriation, nationalization, renegotiation or nullification of existing licenses or treaties, taxation and resource development policies, foreign exchange restrictions, changing political conditions and other risks relating to foreign governmental sovereignty over certain areas in which the Company will conduct operations. Due to such uncertainties and risks, investors are cautioned not to place undue reliance upon such forward-looking statements. Reference should be made to the Company’s filings with the United States Securities and Exchange Commission.

For further information, please contact Kai Solberg-Hansen, Managing Director, tel: +47 22 04 80 04.

Oslo, 28 October 2002
Ocean Rig ASA

EXHIBIT III

Ocean Rig ASA

Press Release

OCR-certificate of fitness

Eirik Raude receives Certificate of Fitness

OSLO, Norway – Ocean Rig confirms that Det Norske Veritas has issued a Certificate of Fitness for Eirik Raude following approvals from Canada-Nova Scotia Offshore Petroleum Board and Canada-Newfoundland Offshore Petroleum Board.

NOTE: This press release contains forward-looking statements (within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended) which reflect the Company’s current views with respect to certain future events and financial performance. actual events or results may differ materially from those projected or implied in such forward-looking statements. The following important factors, among other, could cause actual results to differ materially from those projected or implied in any forward-looking statements: (i) the lack of current operations and operating history of the Company; (ii) the failure of the Bingo 9000 design to perform satisfactorily under actual conditions or the Company’s failure to adequately protect the proprietary nature of the Bingo 9000 design; (iii) the Company’s significant leverage or inability to generate sufficient cash-flow to meet its debt service requirements; (iv) the delay or incurrence of cost overruns in the construction of any of the Company’s rigs; (v) the Company’s inability to meet any future capital requirements; (vi) the Company’s inability to respond to technological changes; (vii) the impact of changed conditions in the oil and gas industry; (viii) the occurrence of any accidents involving the Company or its assets; (ix) changes in governmental regulations, particularly with respect to environmental matters; (x) increased competition or the entry of new competitors into the Company’s markets; and (xi) unforeseen occurrences in any of the areas in which the Company will conduct its operations, such as war, expropriation, nationalization, renegotiation or nullification of existing licenses or treaties, taxation and resource development policies, foreign exchange restrictions, changing political conditions and other risks relating to foreign governmental sovereignty over certain areas in which the Company will conduct operations. Due to such uncertainties and risks, investors are cautioned not to place undue reliance upon such forward-looking statements. Reference should be made to the Company’s filings with the United States Securities and Exchange Commission.

For further information, please contact Kai Solberg-Hansen, Managing Director, tel: +47 22 04 80 04.

Oslo, 29 October 2002
Ocean Rig ASA

EXHIBIT IV

Ocean Rig ASA

Press Release

OCR-Eirik Raude status

Eirik Raude in final stages for acceptance under EnCana drilling contract

OSLO, Norway — Ocean Rig and EnCana have today agreed to extend the latest delivery date under the previously announced drilling contract arrangement with EnCana from 31 October to 1 November 2002.

As previously disclosed Eirik Raude has received Certificate of Fitness for operations offshore Nova Scotia and Newfoundland. It is expected that Eirik Raude will satisfy the EnCana acceptance criteria and that delivery under the EnCana drilling contract will take place on or before November 1, 2002

NOTE: This press release contains forward-looking statements (within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended) which reflect the Company’s current views with respect to certain future events and financial performance. actual events or results may differ materially from those projected or implied in such forward-looking statements. The following important factors, among other, could cause actual results to differ materially from those projected or implied in any forward-looking statements: (i) the lack of current operations and operating history of the Company; (ii) the failure of the Bingo 9000 design to perform satisfactorily under actual conditions or the Company’s failure to adequately protect the proprietary nature of the Bingo 9000 design; (iii) the Company’s significant leverage or inability to generate sufficient cash-flow to meet its debt service requirements; (iv) the delay or incurrence of cost overruns in the construction of any of the Company’s rigs; (v) the Company’s inability to meet any future capital requirements; (vi) the Company’s inability to respond to technological changes; (vii) the impact of changed conditions in the oil and gas industry; (viii) the occurrence of any accidents involving the Company or its assets; (ix) changes in governmental regulations, particularly with respect to environmental matters; (x) increased competition or the entry of new competitors into the Company’s markets; and (xi) unforeseen occurrences in any of the areas in which the Company will conduct its operations, such as war, expropriation, nationalization, renegotiation or nullification of existing licenses or treaties, taxation and resource development policies, foreign exchange restrictions, changing political conditions and other risks relating to foreign governmental sovereignty over certain areas in which the Company will conduct operations. Due to such uncertainties and risks, investors are cautioned not to place undue reliance upon such forward-looking statements. Reference should be made to the Company’s filings with the United States Securities and Exchange Commission.

For further information, please contact Kai Solberg-Hansen, Managing Director, tel: +47 22 04 80 04.

Oslo, 31 October 2002
Ocean Rig ASA

EXHIBIT V

Ocean Rig ASA

Press Release

OCR-Eirik Raude on contract

Eirik Raude commences drilling operations for EnCana

OSLO, Norway – Ocean Rig announces that its semi-submersible drilling rig, Eirik Raude, has been delivered under a drilling contract with EnCana Corporation. Ocean Rig and EnCana have formed a partnership to operate the rig under the drilling contract, which commenced on 1 November 2002.

The gross revenues under this drilling contract, which is for a minimum of six months, are expected to be between USD 35 million to USD 60 million, depending upon the actual contract length and operational performance. In addition, Ocean Rig has received USD 15 million from EnCana for the cost of necessary upgrading and mobilization. The contract also provides for up to five optional wells.

For Ocean Rig, the commencement of the drilling contract represents a significant milestone, both ensuring Ocean Rig’s presence in the strategically important Canadian offshore market, an area where harsh environments combined with deep water allows optimal use of the rig and providing recognition of Ocean Rig as an integrated drilling contractor.

The Eirik Raude is the second of Ocean Rig’s two 5th generation semi-submersible rigs. The Company’s first rig, Leiv Eiriksson commenced operations in February 2002 under a contract with an affiliate of ExxonMobil Corporation, which was recently extended for an additional well.

Ocean Rig also announces that the Company received notice of exercise of 191,258, 154 Independent Subscription Rights which became exercisable on 16 October. Owners of Independent Subscription Rights were notified and instructed to exercise their Rights on or before 31 October 2002. Each Independent Subscription Right gave the right to subscribe for 1 new share at NOK 1.

The registration of the exercise forms has now been completed. About 99,99 % of the total number of such Rights issued were exercised and will provide the company with 191,258,154 new shares and NOK 191,258,154 in new equity. The New Shares will not be transferable before they are fully paid and registered at the subscribers VPS-accounts. Such registration is expected to occur on or about 5 November, 2002 at the earliest.

After registration of the New Shares in the Norwegian Company Registry, the Company’s outstanding share capital will be 381,883,709 shares each with a nominal value of NOK 1,-.

NOTE: This press release contains forward-looking statements (within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended) which reflect the Company’s current views with respect to certain future events and financial performance. actual events or results may differ materially from those projected or implied in such forward-looking statements. The following important factors, among other, could cause actual results to differ materially from those projected or implied in any forward-looking statements: (i) the lack of current operations and operating history of the Company; (ii) the failure of the Bingo 9000 design to perform satisfactorily under actual conditions or the Company’s failure to adequately protect the proprietary nature of the Bingo 9000 design; (iii) the Company’s significant leverage or inability to generate sufficient cash-flow to meet its debt service requirements; (iv) the delay or incurrence of cost overruns in the construction of any of the Company’s rigs; (v) the Company’s inability to meet any future capital requirements; (vi) the Company’s inability to respond to technological changes; (vii) the impact of changed conditions in the oil and gas industry; (viii) the occurrence of any accidents involving the Company or its assets; (ix) changes in governmental regulations, particularly with respect to environmental matters; (x) increased competition or the entry of new competitors into the Company’s markets; and (xi) unforeseen occurrences in any of the areas in which the Company will conduct its operations, such as war, expropriation, nationalization, renegotiation or nullification of existing licenses or treaties, taxation and resource development policies, foreign exchange restrictions, changing political conditions and other risks relating to foreign governmental sovereignty over certain areas in which the Company will conduct operations. Due to such uncertainties and risks, investors are cautioned not to place undue reliance upon such forward-looking statements. Reference should be made to the Company’s filings with the United States Securities and Exchange Commission.

For further information, please contact Kai Solberg-Hansen, Managing Director, tel: +47 22 04 80 04.

Oslo, 4 November 2002
Ocean Rig ASA